9/12/24 – Limited Group of 31 +FAN Subscribers

A limited number of shares of Carrick Rangers are NOW available to purchase.   Because you purchased the Ownership Path-level subscription to +FAN, you have access to an exclusive 2 week presale that begins today. You will also receive 20% bonus shares.   You can access the WeFunder site [here](#).

I encourage you to explore the full site: review the presentation deck, watch the video, and check out the perks at different investment levels.

Note that during the exclusive access period, we are technically 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This means that no money or other consideration is being solicited or will be accepted until after our Form C is filed. *You are effectively reserving your place at the front of the line for a raise that we expect to be oversubscribed.*

The full legal disclosures can be found [here](#).

We are a Club on the rise and your investment will fuel us to greater heights. Because I want as many of you as possible to experience the joy of Ownership that I have this past year, we have striven to make shares some of the most affordable available in the market.

I am looking forward to you being my co-Owner of what will become the greatest football club in the Irish League.

Michael Smith, Majority Owner

9/24/24 – Limited Group of 31 +FAN Subscribers

We are entering the **final hours** of the exclusive two week +Fan Ownership Path members reservation for our Wefunder campaign. Thanks to everyone that has responded so far.

On September 26, we will open reservations in waves to other members of our friends and family community including season ticket holders, local fans and others that have expressed interest. Following that, we will open the raise up to the public in early October. We expect the raise to be oversubscribed, but your reservation now holds your spot.

Your investment is in Carrick Global, Inc. In addition to owning part of Carrick Rangers FC, Carrick Global owns 100% of Carrick Rangers Global Academy, Ltd. We expect our Academy to not only develop young, talented players to our first teams, but ultimately to generate meaningful transfer fee income through our global affiliations. Shareholders in Carrick Global will have the opportunity to earn dividends out of this positive cash flow. Once the Form C is filed in October, Wefunder will confirm your reservation, which converts it to an investment. Once we close on the funds a short timer later, you will officially be an owner. You will receive a countersigned subscription agreement and more detail on perks, as well.

I encourage you to review the Wefunder site here.

Thank you again for your commitment to taking Carrick Rangers to the next level!

-Michael

https://wefunder.com/carrickrangers

9/26/24 – By Fan Owned Club Inc. to a larger group (500-1000) in the FOC ecosystem

CARRICK RANGERS F.C. FRIENDS & FAMILY OWNERSHIP OPPORTUNITY


WANT TO OWN A
EUROPEAN FOOTBALL CLUB?

Imagine owning a piece of Northern Irish football history -- Carrick Rangers F.C., a club with deep Irish roots dating back to 1939. Located in the picturesque coastal town of Carrickfergus, this team is more than just a football club; it's a community-driven organization in one of the world's oldest football leagues, the Irish Premiership.

What if you could own part of this legacy and help guide it to European competition?

Carrick Rangers is primed for UEFA qualification, competing in a league noted for outperforming financially, and now you can be part of this journey. They've been profitable for over 10 years straight, demonstrating exceptional management in a club positioned for long-term success. You're not just buying shares -- you're becoming a part of Irish sporting tradition, with the potential to earn dividends.

A limited number of shares of Carrick Rangers are available NOW in a two week private sale reservation for Friends &

Family through Wefunder.

YOUR FRIENDS & FAMILY PRIVATE INVITATION

I encourage you to explore the full site: review the presentation deck, watch the video, and check out the perks at different investment levels.

Why Invest?

1. **Dream Ownership**: You've heard of the romance of owning a football club, and Carrick Rangers offers that in spades, rooted in rich Irish heritage.
2. **Strategic Growth**: We are building a world-class academy to develop young talent in one of football's most robust talent pools.
3. **Profitable History**: 10+ consecutive years of profitability, signaling stable and sustainable growth in one of Europe's most financially sound leagues.
4. **European Ambitions**: With UEFA qualification within reach, the club could soon compete on one of football's biggest stages.
5. **Beautiful Location**: Own a piece of a club based in scenic Carrickfergus, a destination with historical charm and coastal beauty.



Investing in Carrick Rangers isn't just about the financial opportunity; it's about becoming part of something special -- an Irish club with rich history, strong management, and a vision for future glory. Owning Carrick Rangers shares gives you the chance to be part of this incredible journey and make football history.

Your investment is in Carrick Rangers Global, Inc. In addition to owning part of Carrick Rangers FC, Carrick Rangers Global owns 100% of Carrick Rangers Global Academy, Ltd. We expect our Academy to not only develop young, talented players to our first teams, but ultimately to generate meaningful transfer fee income through our global affiliations. Shareholders in Carrick Rangers Global will have the opportunity to earn dividends out of this positive cash flow.

Note that during this exclusive access period, we are technically 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This means that no money or other consideration is being solicited or will be accepted until after our Form C is filed.

You are effectively reserving your place at the front of the line for a raise that we expect to be oversubscribed.

We are a Club on the rise and your investment will fuel us to greater heights. We know that success is not about one great match or one great season but a long term vision with the leadership, plan to realize those ambitions and the commitment of our supporters. With you, we have all the ingredients.

I am looking forward to you being my co-Owner and part of what I believe will become one of the greatest football stories in the Irish League.

Michael Smith, Majority Owner

JOIN OUR OWNERSHIP JOURNEY

WEFUNDER LEGAL DISCLOSURES

   

© 2024 Carrick Rangers Football Club







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